VIA EDGAR

January 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tony Watson; Theresa Brillant; Daniel Morris; Lilyanna Peyser.

Re:	MYT Netherlands Parent B.V. (the “Company”) Registration Statement on Form F-1 (File No. 333-251765)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-251765) (the “Registration Statement”) to become effective on January 20, 2021, at 4:00 p.m. (ET), or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Jacqueline Murphy
Name: Jacqueline Murphy
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name: Jaclyn Berkley
Title: Vice President

[Signature Page to Acceleration Request by Underwriters]